EXHIBIT 99.1

Ruanyun Edai Launches AI-Powered Chinese Learning Platform “HanLink” in Saudi Arabia

Nanchang, China, May 20, 2025 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (“Ruanyun” or the “Company”) (NASDAQ: RYET), a leading AI-powered education technology company in China, today announced the successful launch and pilot of its innovative Chinese language learning platform, HanLink in Saudi Arabia.

Yan Fu, Founder and CEO of Ruanyun, stated: “HanLink marks a transformative leap in language education. By integrating AI with cultural exchange, we are proud to support Saudi Arabia’s local students with the skills needed to thrive in a globalized world.”

Strategic Partnership Driving Educational Innovation

HanLink utilizes AI to provide scalable, immersive Chinese language learning instruction. Some of the core features of HanLink include AI-driven learning, which enables real-time pronunciation correction, character-writing analysis, and over 180 real-world conversational scenarios. HanLink also provides 24/7 tutoring - its “AI Han” - that offers instant feedback and personalized support. Moreover, HanLink’s teacher tools facilitate automated grading, performance dashboards, and curriculum-aligned resources. Its data analytics function presents comprehensive insights for administrators, from national trends to individual student progress.

Pilot Program Success

A four-week trial at Riyadh’s Education & Skills International School (500 students, grades 1–12) yielded impressive results such as an 80% homework accuracy rate, average oral proficiency score of 75/100, and 15 minutes/day of self-guided practice via the HanLink app, among other positive feedbacks.

Following the pilot’s success, Ruanyun plans to expand and bring HanLink to as many local schools in Saudi Arabia as possible.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an innovative AI-driven education technology company dedicated to transforming the K-12 education landscape in China. By leveraging proprietary AI-powered solutions, the Company provides intelligent learning tools, assessment platforms, and adaptive learning systems that enhance academic performance and streamline educational processes. Committed to modernizing education, the Company empowers schools, teachers, and students with cutting-edge teaching, learning, and evaluation tools through the integration of AI and the internet, fostering a more efficient and effective learning model.

For more information, please visit: http://www.ruanyun.net/, https://investors.ruanyun.net/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations
WFS Investor Relations Inc.
Janice Wang
Managing Partner
Email: jwang@wealthfsllc.com
Tel: +1 628 283 9214 I +86-1381-176-8559